SCHEDULE 13D/A


DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT
7/6/15


1. NAME OF REPORTING PERSON
Bulldog Investors, LLC


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[ ]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
DE
___________________________________________________________


7. SOLE VOTING POWER
611,559

8. SHARED VOTING POWER
498,983

9. SOLE DISPOSITIVE POWER
611,559
_______________________________________________________

10. SHARED DISPOSITIVE POWER
498,983


11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
1,110,542 (Footnote 1)

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES

[]
___________________________________________________________


13. PERCENT OF CLASS REPRESENTED BY ROW 11

10.36%

14. TYPE OF REPORTING PERSON

IA

___________________________________________________________

1. NAME OF REPORTING PERSON
Bulldog Investors Group of Funds

2. CHECK THE BOX IF MEMBER OF A GROUP                  a[x]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
DE
___________________________________________________________


7. SOLE VOTING POWER
611,559

8. SHARED VOTING POWER
0

9. SOLE DISPOSITIVE POWER
611,559
_______________________________________________________

10. SHARED DISPOSITIVE POWER
0


11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
611,559 (Footnote 1)

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES

[]
___________________________________________________________


13. PERCENT OF CLASS REPRESENTED BY ROW 11

5.70%

14. TYPE OF REPORTING PERSON

IC

___________________________________________________________
1. NAME OF REPORTING PERSON
Phillip Goldstein


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[x]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
___________________________________________________________


7. SOLE VOTING POWER
611,559

8. SHARED VOTING POWER
498,983

9. SOLE DISPOSITIVE POWER
611,559
_______________________________________________________

10. SHARED DISPOSITIVE POWER
498,983


11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
1,110,542 (Footnote 1)

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES

[]
___________________________________________________________


13. PERCENT OF CLASS REPRESENTED BY ROW 11

10.36%


14. TYPE OF REPORTING PERSON

IN

___________________________________________________________
1. NAME OF REPORTING PERSON
Andrew Dakos


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[ ]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
___________________________________________________________


7. SOLE VOTING POWER
611,559

8. SHARED VOTING POWER
498,983

9. SOLE DISPOSITIVE POWER
611,559
_______________________________________________________

10. SHARED DISPOSITIVE POWER
498,983


11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
1,110,542 (Footnote 1)

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES

[]
___________________________________________________________


13. PERCENT OF CLASS REPRESENTED BY ROW 11

10.36%


14. TYPE OF REPORTING PERSON

IN

___________________________________________________________
1. NAME OF REPORTING PERSON
Steven Samuels


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[ ]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
___________________________________________________________

7. SOLE VOTING POWER
611,559

8. SHARED VOTING POWER
498,983

9. SOLE DISPOSITIVE POWER
611,559
_______________________________________________________

10. SHARED DISPOSITIVE POWER
498,983


11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
1,110,542 (Footnote 1)

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES

[]
___________________________________________________________


13. PERCENT OF CLASS REPRESENTED BY ROW 11

10.36%


14. TYPE OF REPORTING PERSON

IN
_______________________________________________________

Item 1. SECURITY AND ISSUER

This statement constitutes Amendment #1 to the schedule 13d filed April 24, 2015. Except as specifically set forth herein, the Schedule 13d remains unmodified.



ITEM 4. PURPOSE OF TRANSACTION
See exhibit A - Letter to the fund.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER
(a) As per the N-CSR filed on February 5, 2015, there were 10,717,991 shares of common stock outstanding as of November 30, 2014. The percentages set forth herein were derived using such number. Phillip Goldstein, Andrew Dakos and Steven Samuels own Bulldog Investors, LLC, a registered investment advisor.
As of July 6, 2015, Bulldog Investors, LLC is deemed to be the beneficial owner of 1,110,542 shares of CMK (representing 10.36% of CMK's outstanding shares) solely by virtue of Bulldog Investors LLC's power to direct the vote of,and dispose of, these shares. These 1,110,542 shares of CMK include 611,559 shares (representing 5.70% of CMK's outstanding shares) that are beneficially owned by Mr. Goldstein and the following entities over which Messrs. Goldstein, Dakos and Samuels exercise control: Opportunity Partners LP, Calapasas West Partners LP, Full Value Special Situations Fund, LP, Full Value Offshore Fund, Ltd., Full Value Partners, LP, Opportunity Income Plus, LP, and MCM Opportunity Partners, LP (collectively,"Bulldog Investors Group of Funds").
Bulldog Investors Group of Funds and Mr. Goldstein may be deemed to constitute a group. All other shares included in the aforementioned 1,110,542 shares of CMK beneficially owned by Bulldog Investors, LLC (solely by virtue of its power to sell or direct the vote of these shares) are also beneficially owned by clients of Bulldog Investors, LLC who are not members of any group. The total number of these "non-group" shares is 498,983 shares (representing 4.66% of CMK's outstanding shares).

(b)Bulldog Investors,LLC has sole power to dispose of and vote 611,559 shares. Bulldog Investors, LLC has shared power to dispose of and vote 498,983 shares. Certain of Bulldog Investors, LLC's clients (none of whom beneficially own more than 5% of CMK's shares) share this power with Bulldog Investors, LLC. Messrs. Goldstein, Dakos and Samuels are control persons of Bulldog Investors, LLC.



c) During the past 60 days the following shares of CMK were purchased:

Date:		        Shares:		Price:
05/22/15		500		8.6500
06/02/15		900		8.6500
06/03/15		2,042		8.6498
06/04/15		2,100		8.6100
06/05/15		719		8.6000
06/08/15		6,800		8.5632
06/09/15		6,400		8.5384
06/10/15		1,298		8.4800
06/12/15		400		8.5400
06/29/15		15,995		8.3683
06/30/15		1,573		8.4047
07/01/15		200		8.4500
07/02/15		3,717		8.4500
07/06/15		6,730		8.4905




d) Clients of Bulldog Investors, LLC are entitled to receive any dividends or sales proceeds.

e) N/A

ITEM 6. CONTRACTS,ARRANGEMENTS,UNDERSTANDINGS OR RELATIONSHIPS
WITH RESPECT TO SECURITIES OF THE ISSUER.
N/A


ITEM 7. MATERIAL TO BE FILED AS EXHIBITS
See exhibit A


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: 7/7/2015

By: /S/ Phillip Goldstein
Name:   Phillip Goldstein

By: /S/ Andrew Dakos
Name:   Andrew Dakos


By: /S/ Steven Samuels
Name:   Steven Samuels

Bulldog Investors, LLC
By: /s/ Andrew Dakos
Andrew Dakos, Member

Footnote 1: The reporting persons disclaim beneficial ownership except to the extent of any pecuniary interest therein.

Exhibit 1:

Full Value Partners L.P., 250 Pehle Ave, Suite 708, Saddle Brook, NJ 07663
(201) 556-0092 // Fax: (201)556-0097 // pgoldstein@bulldoginvestors.com

July 6, 2015

Susan S. Newton
MFS InterMarket Income Trust I
111 Huntington Avenue
Boston, Massachusetts, 02199

Dear Ms. Newton:

   Full Value Partners L.P. is a member of the Bulldog Investors group which has filed a Schedule 13D for MFS InterMarket Income Trust I (the "Fund"). Please refer to that filing for additional information. Full Value Partners owns 100 shares of the Fund in registered name and 171,802 shares in street name.

   At the Fund's 2015 annual meeting, we intend to appear in person or by proxy to nominate the following three persons for election as Trustees of the Fund:

Andrew Dakos, age 49, Park 80 West - Plaza Two, 250 Pehle Ave., Suite 708, Saddle Brook, NJ 07663; Mr. Dakos is a member of Bulldog Investors, LLC, the investment adviser of Special Opportunities Fund, Inc. and the investment partnerships comprising the Bulldog Investors group of private funds. He also is a manager of Kimball & Winthrop, LLC, the managing general partner of Bulldog Investors General Partnership, since 2012. From 2001-2012, Mr. Dakos was a member of the general partners of several private funds in the Bulldog Investors group of private funds and in 2012 became a member of Bulldog Holdings, LLC which became the sole owner of such general partners. Mr. Dakos has been a director of Special Opportunities Fund, Inc., a closed-end fund, since 2009, and the Mexico Equity and Income Fund, Inc., a closed-end fund, since 2001. He has also been a director of Imperial Holdings, Inc., a specialty finance company, since 2012, and Brantley Capital Corporation intermittently from 2005-2013. From 2009-2012 he served as Chief Compliance Officer of Bulldog Investors, LLC.

Phillip Goldstein, age 70, Park 80 West - Plaza Two, 250 Pehle Ave., Suite 708, Saddle Brook, NJ 07663; Mr. Goldstein is a member of Bulldog Investors, LLC, the investment adviser of Special Opportunities Fund, Inc. and the investment partnerships comprising the Bulldog Investors group of private funds. He also is a manager of Kimball & Winthrop, LLC, the managing general partner of Bulldog Investors General Partnership, since 2012. Until 2012, Mr. Goldstein was a member of the general partners of several private funds in the Bulldog Investors group of private funds and in 2012 became a member of Bulldog Holdings, LLC which became the sole owner of such general partners.

Mr. Goldstein has been a director of Special Opportunities Fund, Inc., a closed-end fund, since 2009, the Mexico Equity and Income Fund, Inc., a closed-end fund, since 2001, and MVC Capital, Inc., a business development company, since 2012. He has also been a director of Imperial Holdings, Inc., a specialty finance company, since 2012, and Brantley Capital Corporation until 2013.

Rajeev Das, Age 46, Park 80 West - Plaza Two, 250 Pehle Ave., Suite 708,
Saddle Brook, NJ 07663; Since 2004, Mr. Das has been a principal of the entities serving as the private investment partnerships in the Bulldog Investors group of investment funds. Head Trader of Bulldog Investors, LLC, the investment adviser to the Special Opportunities Fund, Inc., since its inception in 2009. Treasurer of Special Opportunities Fund, Inc. since 2009. Mr. Das has been a director of the Mexico Equity and Income Fund, Inc., a closed-end fund, since 2001.

Each nominee is an American citizen. None is, or will be, an interested person of the Fund. None owns any shares of the Fund except that I beneficially own 5,000 shares jointly with my wife in street name and I own 400 shares in an IRA account. There are no arrangements or understandings between any nominee and Full Value Partners in connection with the nominations nor are there any conflicts of interest that would prevent any nominee from acting in the best interest of the Fund.

Please notify us as soon as possible if you would like any further information. Thank you.

Very truly yours,

/S/ Phillip Goldstein

Phillip Goldstein
Principal of the General Partner